Exhibit 99.1

FOR IMMEDIATE RELEASE

Anchiano Discontinues Phase 2 Codex Study Evaluating Inodiftagene Vixteplasmid in Patients with Non-Muscle-Invasive Bladder Cancer (NMIBC); Company Focuses on Advancing Pan-RAS Inhibitor Program

CAMBRIDGE, Mass., November 15, 2019 – Anchiano Therapeutics Ltd. (Nasdaq: ANCN) (“Anchiano” or the “Company”), a biopharmaceutical company focused on discovery and development of targeted therapies to treat cancer, today announced the discontinuation of its Phase 2 Codex study evaluating the gene therapy inodiftagene vixteplasmid in patients with BCG-unresponsive non-muscle-invasive bladder cancer (NMIBC). After a thorough analysis of the data, Anchiano determined that there is a low probability of surpassing the pre-defined futility threshold at the planned interim analysis, which required 10 complete responses in 35 patients. The data also indicate a low probability of achieving an efficacy profile that in the company’s estimation would be necessary to support regulatory approval.

As of November 14, 2019, 16 patients were evaluable after the first disease assessment on treatment; of these, three (3/16, 19%) have experienced a complete response. The safety data on the investigational product were consistent with those observed in prior trials. Anchiano has taken steps to notify study investigators that enrollment and further treatment of patients on trial should stop immediately and will work to close the study in the coming weeks.

"We are disappointed by the results of the Codex study, as we recognize the urgent need for new effective therapies for patients with non-muscle-invasive bladder cancer. We thank the patients, caregivers and investigators involved in our clinical study,” said Frank Haluska M.D., Ph.D., President and Chief Executive Officer of Anchiano.

The Company will devote its full resources to its small-molecule pan-RAS inhibitor and PDE10/β-catenin inhibitor programs. Anchiano recently acquired the option to  exclusively license these programs from ADT Pharmaceuticals. The Company believes that the promise and value of these programs provide the greatest potential benefit for patients, and for shareholders, moving forward. The initial focus will be on accelerating the efforts to move the pan-RAS inhibitors toward the clinic. Oncogenic mutations in the RAS family of genes (KRAS, HRAS, and NRAS) are present in approximately 30% of all cancers. The Company believes that successful development of its pan-RAS-targeted therapy, with activity regardless of RAS isoform or mutation, has the potential for significant clinical impact across a variety of tumor types including lung, colorectal, pancreatic, melanoma and bladder cancer, and represents a substantial commercial opportunity.

Dr. Haluska added, “The decision to terminate Codex was made with strategic considerations in mind, and facilitates our efficiently redirecting resources and future investment into our pan-RAS inhibitor program. This is consistent with our commitment to develop targeted oncology therapies addressing significant patient populations.”

On September 30, 2019, the Company had total cash and cash equivalents of approximately $23.2 million, compared to approximately $7.5 million on December 31, 2018. Financial resources are expected to suffice until the fourth quarter of 2020.

About Anchiano

Anchiano is a biopharmaceutical company dedicated to the discovery, development, and commercialization of novel targeted therapies to treat cancer in areas of significant clinical need, with offices in Cambridge, MA, and Jerusalem, Israel. Anchiano is developing small-molecule pan-RAS inhibitors and inhibitors of PDE10 and the b-catenin pathway. For more information on Anchiano, please visit www.anchiano.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, many of which are beyond the control of Anchiano, including, without limitation, the risk factors and other matters set forth in its filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018. Anchiano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Frank Haluska, M.D., Ph.D.

President and Chief Executive Officer

info@anchiano.com

Investor Contact:

Ashley R. Robinson

Managing Director

LifeSci Advisors, LLC

617-430-7757

arr@lifesciadvisors.com